COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 W. Newport Ave.
(No. and Street)

Chicago	IL	60657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Coburn 773-388-8187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st. H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Coburn _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Coburn Group, LLC _____, as
of September 30 _____, 20 21 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



JESUS PEREZ
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 8, 2022

_____
Signature

_____
Title   CFO

11/22/21
_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Coburn Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coburn Group, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Coburn Group, LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Coburn Group, LLC's auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
December 1, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash and cash equivalents	$	444,170
Fees receivable		80,320
Prepaid expense		862,618
Office furniture and equipment, net		
of $13,668 accumulated depreciation		385
TOTAL ASSETS		$ 1,387,493

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses	$	3,000
TOTAL LIABILITIES	$	3,000
MEMBERS' CAPITAL		$ 1,384,493
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 1,387,493

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Coburn Group, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on May 3, 2002. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the referral of customers to hedge funds.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Fee Revenue - The Company records fee revenue from hedge funds in the period in which the service was performed. The Company earns a fee equal to an agreed upon percentage of the fees collected by its customer. All of the Company's revenue was generated by one of the members of the Company. No compensation has been paid or incurred by the Company for the production of this revenue.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At September 30, 2021, the Company did not have any lease obligations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2021

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 7 regarding fair value of defined benefit plan assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2021

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2021, the Company's net capital and required net capital were $441,170 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .68%.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company has elected to file as a partnership for federal income tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 5 - RELATED PARTIES

The Company paid $12,000 to the members for use of office space. This has been accounted for as a non-cash capital contribution.

The members have provided administrative assistance to the Company without reimbursement.

NOTE 6 - MAJOR CUSTOMER

100% of the Company's fee revenue for the year ended September 30, 2021, is derived from one customer. This customer comprises 100% of the fees receivable balance at September 30, 2021.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2021

NOTE 7 - DEFINED BENEFIT PLAN

The Company maintains a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2011 and covers eligible employees, as defined. Such employees are 100% vested after completing six years of service with the Company. At September 30, 2021, the Plan had two active participants.

At September 30, 2021, the Plan's projected benefit obligation was $1,568,054 and the fair value of Plan assets was $2,430,672, leaving the Plan over-funded by $862,618, which is included as a prepaid expense on the Statement of Financial Condition. The Company contributed $320,184 during the year ended September 30, 2021.

The net periodic pension cost for the year ended September 30, 2021 was $3,280. Substantially all of the Plan's assets are invested in publicly traded funds, all of which are Level 1.

Other information about the Plan and its assumptions is as follows:

Assumed discount rate	5.50%
Assumed return on Plan assets	5.50%
Rate of compensation increase	0%
Measurement period	10/1/20–9/30/21
Census data as of	12/31/20
Value of assets set to fair value as of	9/30/21
Benefits paid during the year ended	$ 0

Benefit payments are not expected until the year ending September 30, 2031.

COBURN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2021

NOTE 8 - 401(k) PLAN

The Company has adopted a deferred compensation plan, commonly referred to as a 401(k) Plan. Employees become eligible for the plan after one year of service and having attained age 21. The Company is also permitted to make additional discretionary profit sharing contributions, which vest over a six-year period. The plan is on a calendar year end. Company profit sharing contributions to the plan for the year ended September 30, 2021 was $52,000 for calendar year 2020. This amount is included in retirement plans expense on the Statements of Income and Comprehensive Income.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at September 30, 2021.
.

NOTE 10 - SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.